UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)*



                              QUALSTAR CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         COMMON STOCK WITHOUT PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    74758R109
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2009
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

              [ ] Rule 13d-1(b)
              [X] Rule 13d-1(c)
              [ ] Rule 13d-1(d)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  74758R109
--------------------------------------------------------------------------------

(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):

                      Harvey Partners, LLC
--------------------------------------------------------------------------------

(2)   Check  the  Appropriate Box  if  a  Member of  a  Group (See Instructions)
         (a)  [ ]                           (b) [ ]
--------------------------------------------------------------------------------

(3)   SEC Use Only
--------------------------------------------------------------------------------

(4)   Citizenship or Place of Organization:  Delaware, United States
--------------------------------------------------------------------------------

Number of Shares Beneficially Owned by
   Each Reporting Person With          (5) Sole Voting Power:                0**
                                           -------------------------------------
                                       (6) Shared Voting Power:              0
                                           -------------------------------------
                                       (7) Sole Dispositive Power:           0**
                                           -------------------------------------
                                       (8) Shared Dispositive Power:         0
                                           -------------------------------------
--------------------------------------------------------------------------------

(9)   Aggregate Amount Beneficially Owned by Each Reporting Person:     0**

--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):
--------------------------------------------------------------------------------

(11)  Percent of Class Represented by Amount in Row (9):   0.0%**
--------------------------------------------------------------------------------

(12)  Type of Reporting Person (See Instructions):  IA
--------------------------------------------------------------------------------
** As of December 31, 2009, Harvey SMidCap Fund, LP, a Delaware limited partnership ("SMidCap Fund"), no longer held any shares of common stock without par value (the "Common Shares") of Qualstar Corporation, a California corporation (the "Company"). As of December 31, 2009, Harvey SMidCap Offshore Fund, Ltd., a Cayman Islands exempted company ("SMidCap Offshore Fund"), no longer held any Common Shares. Harvey Partners, LLC, a Delaware limited liability company ("Harvey Partners"), is the investment manager of SMidCap Fund and SMidCap Offshore Fund, and, as such, possesses sole power to vote and direct the disposition of all securities of the Company held by SMidCap Fund and SMidCap Offshore Fund. James A. Schwartz and Jeffrey C. Moskowitz, the Managing Members of Harvey Partners, share voting and investment power with respect to all securities beneficially owned by Harvey Partners.

As of December 31, 2009, for purposes of Reg. Section 240.13d-3, Harvey Partners held no securities of the Company.

Item 1(a)  Name Of Issuer:  Qualstar Corporation

Item 1(b)  Address of Issuer's Principal Executive Offices:
           3990-B Heritage Oak Court, Simi Valley, CA  93063


Item 2(a)  Name of Person Filing:  Harvey Partners, LLC

Item 2(b)  Address  of  Principal  Business  Office  or,  if  None,  Residence:
           900 Third Avenue, Suite 201-2, New York, NY  10022

Item 2(c)  Citizenship:  Harvey Partners, LLC is a Delaware limited liability company.

Item 2(d)  Title of Class of Securities: Common Stock without par value

Item 2(e)  CUSIP No.:  74758R109


Item 3. If This Statement Is Filed Pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

           Not Applicable.


Item 4.    Ownership.

         (a)   Amount Beneficially Owned:

                    0**

         (b)   Percent of Class:

                    0.0%**

         (c)   Number of Shares as to which such person has:

               (i) sole power to vote or to direct the vote                  0**

              (ii) shared power to vote or to direct the vote                0

             (iii) sole power to dispose or to direct the
                   disposition of                                            0**

              (iv) shared power to dispose or to direct the
                   disposition of                                            0


Item 5.   Ownership of Five Percent or Less of a Class

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the owner of more than five percent of the class of securities, check the following: [X]


Item 6.   Ownership of More Than Five Percent on Behalf of Another Person

          Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

          Not Applicable.


Item 8.   Identification and Classification of Members of the Group

          Not Applicable.


Item 9.   Notice of Dissolution of Group

          Not Applicable.



-------------
** As of December 31, 2009, Harvey SMidCap Fund, LP, a Delaware limited partnership ("SMidCap Fund"), no longer held any shares of common stock without par value (the "Common Shares") of Qualstar Corporation, a California corporation (the "Company"). As of December 31, 2009, Harvey SMidCap Offshore Fund, Ltd., a Cayman Islands exempted company ("SMidCap Offshore Fund"), no longer held any Common Shares. Harvey Partners, LLC, a Delaware limited liability company ("Harvey Partners"), is the investment manager of SMidCap Fund and SMidCap Offshore Fund, and, as such, possesses sole power to vote and direct the disposition of all securities of the Company held by SMidCap Fund and SMidCap Offshore Fund. James A. Schwartz and Jeffrey C. Moskowitz, the Managing Members of Harvey Partners, share voting and investment power with respect to all securities beneficially owned by Harvey Partners.

As of December 31, 2009, for purposes of Reg. Section 240.13d-3, Harvey Partners held no securities of the Company.





Item 10.  Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of, or with the effect of, changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with, or as a participant in, any transaction having that purpose or effect.

                                    SIGNATURE
                                    ---------


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              February 16, 2010

                                              HARVEY PARTNERS, LLC


                                              By:/s/ Jeffrey C. Moskowitz
                                                 -------------------------------
                                              Name:  Jeffrey C. Moskowitz
                                              Title: Managing Member



      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)